UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4, 28050 Madrid Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the securities market legislation, hereby communicates the following:

INSIDE INFORMATION

The Board of Directors of BBVA has resolved the payment of a cash interim dividend of euro 0.32 (gross) per share on account of the 2025 dividend, to be paid on 7 November 2025.

The main characteristics of the payment agreed are detailed below:

Gross dividend per share: euro 0.32

Net dividend per share: euro 0.2592 (withholding tax rate of 19%)

Last trading date: 4 November 2025

Ex-dividend date: 5 November 2025

Record date: 6 November 2025

Payment date: 7 November 2025, according to the regulations applicable to the depositary entities and using the means that IBERCLEAR makes available to them.

Notwithstanding the foregoing, in the event that, as of 4 November 2025 the voluntary offer launched by BBVA for 100% of the share capital of Banco de Sabadell, S.A. (the “Offer”) has been positive but has not been effectively settled, the payment date of the interim dividend shall not take place on 7 November 2025, and such payment shall instead be made three Spanish trading days after the date on which the Offer is effectively settled, in such a manner that, in any case, the “ex-dividend” date shall be subsequent to the effective settlement date of the Offer, ensuring the right of BBVA’s new shareholders, resulting from the Offer, to participate in the dividend.

Madrid, 29 September 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: September 29, 2025
By: /s/ Ignacio Fernández-Palomero Morales

Name: Ignacio Fernández-Palomero Morales

Title: Global Head of Capital & Active Balance Sheet Management